                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8 Li-Hsin Rd. 6,
                                  Science Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]     Form 40-F [_]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes [_]           No [X]

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 27, 2004           By  /s/ Lora Ho
                                   ---------------------------------------------
                                        Lora Ho
                                        Vice President & Chief Financial Officer

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             Taiwan Semiconductor Manufacturing Company Limited
                       For the month of December 2003

This is to report 1) the trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of December 2003.

1)The trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

---------------------------------------------------------------------------------------------------------
                                                      Number of            Number of
                                                    shares held as        shares held as
     Title                        Name               November 30,          December 31,          Changes
                                                        2003                  2003
---------------------------------------------------------------------------------------------------------
Director & Deputy CEO          F. C. Tseng           34,189,219            34,159,219            -30,000
---------------------------------------------------------------------------------------------------------
Director & President           Rick Tsai             21,347,456            21,117,456           -230,000
---------------------------------------------------------------------------------------------------------
Vice President                 C. C. Wei              3,682,721             3,638,721            -44,000
---------------------------------------------------------------------------------------------------------
Vice President                 Mark Liu               8,213,995             8,103,995           -110,000
---------------------------------------------------------------------------------------------------------
Vice President                 J. B. Chen             5,483,881             5,456,881            -27,000
---------------------------------------------------------------------------------------------------------
Vice President                 Ping Yang              4,830,812             4,705,812           -125,000
---------------------------------------------------------------------------------------------------------

2)The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

------------------------------------------------------------------------------------------------------------------------------------
                                                         Date of clear of           Accumulated number of common
        Title                         Name                     pledge              shares pledged as of December 31,
                                                                                                 2003
------------------------------------------------------------------------------------------------------------------------------------
Director & Supervisor        The Development Fund             12/24/2003                                            0
                                                              12/31/2003
------------------------------------------------------------------------------------------------------------------------------------
Senior Vice President        Quincy Lin                       12/05/2003
                                                              12/10/2003                                    1,916,000
------------------------------------------------------------------------------------------------------------------------------------

3)The acquisition of assets:

------------------------------------------------------------------------------------------------------------------------------------
    Description of assets                          Purchase price
------------------------------------------------------------------------------------------------------------------------------------
Manufacturing Equipment                                        NT$11,752,088,975
------------------------------------------------------------------------------------------------------------------------------------
Facility and engineering equipment                                NT$539,458,995
------------------------------------------------------------------------------------------------------------------------------------

4)The disposition of assets:None.

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